SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

68387R 20 9	000-52488
CUSIP Number	Commission File Number

NOTIFICATION OF LATE FILING

 (Check One):   [ X ]  Form 10-KSB    [___] Form 11-K    [___] Form 20-F    [___] Form 10-Q   [___] Form N-SAR

For Period Ended:  June 30, 2009

PART I
REGISTRANT INFORMATION

OPTICON SYSTEMS, INC.
Full Name of Registrant

449 Central Ave., 105 Saint. Petersburg, FL	33701
(Address of principal executive offices)	(Zip Code)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

[ X ]
(a)  The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or  expense;

(b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the  fifth  calendar  day  following  the prescribed due date; and

(c)  The  accountant's  statement  or other  exhibit  required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

The report on Form 10-K could not be timely filed because of the time required for the registrant’s independent public accountant to complete the audit and review the filing.

PART IV
OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Cristino Perez	813	600-3507
(Name)	(Area Code)	(Telephone Number)

 (2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                 [  X  ] Yes   [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [  ] Yes   [  X  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OptiCon Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2009	By: /s/ Cristino L. Perez
Cristino L. Perez
Chief Financial Officer and Chief Accounting Officer